EXHIBIT 77C
FLAHERTY & CRUMRINE TOTAL RETURN FUND INCORPORATED
(the "Fund")
Meeting of Shareholders

      On April 18, 2013, the Fund held its Annual Meeting of Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal
1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

      Name                    For            Withheld

      Donald F. Crumrine      8,715,196      216,017

      Robert F. Wulf          8,698,156      233,057


David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.